UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Southcross Energy Partners, L.P.

(Name of Issuer)

Common

(Title of Class of Securities)

84130C100

(CUSIP Number)

August 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84130C100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3756817

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3951678

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3951678

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.958%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	84130C100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3756817

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3951678

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3951678

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.958%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD , IA
FOOTNOTES

CUSIP No.	84130C100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1840000

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1840000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1840000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.50%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD
FOOTNOTES

CUSIP No.	84130C100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nueberger Berman MLP Income Fund Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1840000

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1840000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1840000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.50%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
FOOTNOTES

Item 1.

(a)	Name of Issuer
SOUTHCROSS ENERGY PARTNERS L P

(b)	Address of Issuer’s Principal Executive Offices
1700 PACIFIC AVENUE, SUITE 2900 DALLAS TX 75201

Item 2.

(a)	Name of Person Filing
Neuberger Berman Group LLC Neuberger Berman LLC Neuberger Berman Management LLC Neuberger Berman MLP Income Fund Inc.

(b)	Address of Principal Business Office or, if none, Residence
605 Third Avenue New York NY 10158

(c)	Citizenship
Delaware Maryland

(d)	Title of Class of Securities
Common

(e)	CUSIP Number
84130C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,951,678

(b)	Percent of class: 13.958%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,756,817

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,951,678

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. No one client (other than clients otherwise disclosed herein) has an interest of more than 5% of the issuer.

With regard to the shares set forth under item 4(c)(ii), Neuberger Berman Group LLC may be deemed to be the beneficial owner for purposes of Rule 13d-3 because certain affiliated persons have shared power to retain, dispose of and vote the securities. In addition to the holdings of individual advisory clients, each of Neuberger Berman LLC and Neuberger Berman Management LLC serve as a sub-adviser and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

In addition to the shares set forth under Item 4(c)(ii) for which Neuberger entities also have shared power to dispose of the shares, item 4(c)(iv) also includes shares from individual client accounts over which Neuberger Berman LLC has shared power to dispose but does not have voting power over these shares. The holdings of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

Date: September 09, 2015	By:	/s/ Brad Cetron
Name: Brad Cetron
Title: Deputy General Counsel

Neuberger Berman LLC

Date: September 09, 2015	By:	/s/ Brad Cetron
Name: Brad Cetron
Title: Deputy General Counsel

Neuberger Berman Management LLC

Date: September 09, 2015	By:	/s/ Robert Conti
Name: Robert Conti
Title: President

Neuberger Berman MLP Income Fund Inc

Date: September 09, 2015	By:	/s/ Robert Conti
Name: Robert Conti
Title: President and Chief Executive Officer

Footnotes:
Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiary Neuberger Berman Holdings LLC, controls Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC, NB Alternative Investment Management LLC and certain affiliated persons.

This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger Berman Holdings LLC, Neuberger Berman LLC, Neuberger Berman Management LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC, Neuberger Berman Fixed Income LLC and NB Alternative Investment Management LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)